UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 28, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Invacare Holdings Corporation

File No. 5-35958 – CTR#5551

Azurite Management, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 5 to an amended Schedule 13D filed on March 6, 2024, relating to its beneficial ownership of shares of common stock of Invacare Holdings Corporation.

Based on representations by Azurite Management, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 5

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance